SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

INVIVYD, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Lauren Crockett

Polaris Partners

One Marina Park Drive, 8th Floor

Boston, MA 02210

(781) 290-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,120,194 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,120,194 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,194 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris V.

(2)

Based on 119,616,035 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D) outstanding as of November 1, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2024, filed with the United States Securities and Exchange Commission (the “Commission”) on November 14, 2024 (the Form 10-Q).

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,814 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,814 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,814 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris EF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris EF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris EF V.

(2)	Based on 119,616,035 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,374 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,374 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,374 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris FF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris FF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris FF V.

(2)	Based on 119,616,035 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Special Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,198 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,198 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,198 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris SFF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris SFF V.

(2)	Based on 119,616,035 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Management Co. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,233,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,233,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V and (iv) 31,198 shares held of record by Polaris SFF V. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V.

(2)	Based on 119,616,035 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,202,679 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,202,679 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,202,679 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris IX (as defined in Item 2(a) of the Original Schedule 13D). PPGP IX (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s Board (as defined in the Original Schedule 13D), and the PPGP IX Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX.

(2)	Based on 119,616,035 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Partners GP IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,202,679 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,202,679 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,202,679 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Polaris IX. PPGP IX is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s Board, and the PPGP IX Managing Members are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX.

(2)	Based on 119,616,035 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Healthcare Technology Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 497,660 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 497,660 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,660 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris HCT (as defined in Item 2(a) of the Original Schedule 13D). PHCT GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s Board, and the PHCT GP Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)	Based on 119,616,035 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Healthcare Technology Opportunities Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 497,660 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 497,660 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,660 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Polaris HCT. PHCT GP is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s Board, and the PHCT GP Managing Members are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)	Based on 119,616,035 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Terrance McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,593 (1)
	8	SHARED VOTING POWER 7,933,919 Shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 160,593 (1)
	10	SHARED DISPOSITIVE POWER 7,933,919 Shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,094,512 Shares of Common Stock (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of: 160,593 shares subject to stock options granted to Terrance McGuire in his capacity as a director of the Issuer that are exercisable as of the date of filing this Statement (as defined in Item 1 below) or within 60 days thereafter.

(2)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V, (iv) 31,198 shares held of record by Polaris SFF V, (v) 4,202,679 shares held of record by Polaris IX and (vi) 497,660 shares held of record by Polaris HCT. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. PPGP IX is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s Board, and the PPGP IX Managing Members are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX. PHCT GP is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s Board, and the PHCT GP Managing Members are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(3)

Based on 119,616,035 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q, plus 160,593 shares subject to stock options held by Terrance McGuire and that are exercisable as of the date of the filing of this Statement or within 60 days thereafter.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Jonathan Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,233,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,233,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V, and (iv) 31,198 shares held of record by Polaris SFF V. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V.

(2)	Based on 119,616,035 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP No. 00534A102	13D

Explanatory Note.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on August 20, 2021, as amended and supplemented on March 30, 2022, April 26, 2022, and June 24, 2022 (as amended, the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

“This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Invivyd, Inc. (previously known as Adagio Therapeutics, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1601 Trapelo Road, Suite 178, Waltham, MA 02451.”

Item 2. Identity and Background.

Item 2(b) of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

“(b) The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is One Marina Park Drive, 8th Floor, Boston, MA 02210.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby supplemented and amended, as follows:

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment No. 4.

(c) On December 9, 2024, Polaris IX sold 150,000 shares of Common Stock at a weighted average price per share of $0.6104 for aggregate proceeds of approximately $91,560.00.

On December 10, 2024, Polaris IX sold 175,000 shares of Common Stock at a weighted average price per share of $0.5886 for aggregate proceeds of approximately $103,005.00.

On December 11, 2024, Polaris IX sold 160,400 shares of Common Stock at a weighted average price per share of $0.5911 for aggregate proceeds of approximately $94,812.44.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2024

POLARIS VENTURE PARTNERS V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Authorized Signatory

POLARIS PARTNERS IX, L.P.
By:	Polaris Partners GP IX, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

POLARIS PARTNERS GP IX, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

POLARIS HEALTHCARE TECHNOLOGY OPPORTUNITIES FUND, L.P.
By:	Polaris Healthcare Technology Opportunities Fund GP, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

POLARIS HEALTHCARE TECHNOLOGY OPPORTUNITIES FUND GP, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

TERRANCE MCGUIRE

By:	*
Authorized Signatory

JONATHAN FLINT

By:	*
Authorized Signatory

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[* This Amendment was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]